JSAT

IRD-B-02-004
May 7, 2002

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Notice of New Management Structure Effective Fiscal 2002 (dated April 26, 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Division
JSAT Corporation

Enclosure

dlw 5/21

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

April 26, 2002
JSAT Corporation

Notice of New Management Structure Effective Fiscal 2002

JSAT Corporation hereby serves notice that at a meeting held today, the Board of Directors approved a resolution to adopt a new management structure from fiscal 2002 onward and implement other related initiatives, with details as follows.

1. Rationale for the New Management Structure

Committed to maximizing corporate value, JSAT hopes not just to compete successfully with overseas peer companies, but to stand up to the scrutiny of institutional investors throughout the world. To advance operations in line with this thinking, JSAT must incorporate a global perspective into management, ensure transparent corporate governance and meet a diverse set of management targets. Doing so will entail unrivaled speed of execution and a management structure with an effective system of checks and balances. To realize the above, a new management structure will take effect after the June 2002 Annual General Meeting of Shareholders, premised on the following objectives:

1) Clarify the functions of executive officers and corporate auditors.
2) Set the term of office of directors at one year, and further clarify the primary goals and responsibilities of every member of the management team.
3) Build a transparent management structure by actively appointing directors and other personnel from outside the company.

2. Details of the New Management Structure (Effective from June 26, 2002)

1) The Board of Directors will appoint (remove) three representative directors, namely the CEO, COO and CAO, and delegate appropriate authority to them. The Board of Directors will act as the authorizing and decision-making body for all basic management issues faced by JSAT, as currently stipulated by the Japanese Commercial Code. The Chairman of the Board of Directors will be appointed to the post of CEO. JSAT will abolish titles such as President, Vice President and Managing Director and indicate the three representative directors alone by the titles of CEO, COO, and CAO.

The functions of the three representative directors are described below.

Chief Executive Officer (CEO):
The CEO is responsible for all aspects of the JSAT's management structure, both internal and external to the company.

Chief Operating Officer (COO):
The COO is responsible for execution of business operations and strategic plans approved by the Board of Directors and carries out decision-making relating to day-to-day operations.

Chief Administrative Officer (CAO):
The CAO is responsible from the administrative viewpoint for the appropriate implementation of business policies.

2) JSAT will set up a new Management Committee to ensure the swift execution of operations within the policy limits set by the Board of Directors. Chaired by the COO, the Management Committee will consist of inside directors and the executive officers responsible for marketing & sales, development, technology and finance & accounting. The executive officer in charge of corporate planning will act as secretariat. Any executive officer who has been delegated responsibility for supervising operations relating to an item on the agenda of a Management Committee meeting will attend that meeting.

3. Nomination Committee, Remuneration Committee and Audit Committee

1) JSAT will establish a Nomination Committee that will act as an advisory body to the Board of Directors on nominating candidates for the post of directors or executive officers. The committee will consist of several outside directors, in addition to the CEO and COO. In the event that the CEO or COO is nominated for a post, the nominee is not permitted to serve on the committee.
2) The Remuneration Committee will continue in its current form, after a review of composition of the committee.
3) The Audit Committee will maintain current auditing procedures, while examining the possibility of making changes at some point in the future.

4. Changes in Board of Directors and Auditors

The following nominations and changes in the Board of Directors and Corporate Auditors will be proposed at JSAT's annual general meeting of shareholders scheduled for June 26, 2002.

1) Board of Directors

Nominee for Director (outside director):	Shingo Yoshii
Retiring Executive Vice President:	Koichi Narikawa
Retiring Executive Vice President:	Hiroshi Tomomori (Will assume position of Adviser)

2) Corporate Auditors

Nominee for Auditor:	Koichi Narikawa
Retiring Auditor:	Tsuguhito Aoki

The primary duties of representative directors after the change in management structure effective from June 26, 2002 will be as follows:

The Chief Executive Officer (CEO) will be Takuya Yoshida, currently President and CEO.

The Chief Operating Officer (COO) will be Yoshihiro Imai, currently Executive Vice President.

The Chief Administrative Officer (CAO) will be Yoshio Miwa, currently Executive Vice President and Senior Executive Officer.

5. Change In Executive Officers

Yutaka Nagai will be promoted from the post of Executive Officer to Senior Executive Officer.